FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For February 24, 2011

Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	___	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as a Company announcement in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

Divisional performance

The operating profit/(loss)(1) of each division is shown below.

	Quarter ended			Year ended
	31 December 2010	30 September 2010	31 December 2009	31 December 2010	31 December 2009
	£m	£m	£m	£m	£m

Operating profit/(loss) before impairment losses by division
UK Retail	780	649	579	2,532	1,908
UK Corporate	552	580	530	2,224	2,052
Wealth	93	75	99	322	453
Global Transaction Services	270	312	228	1,097	1,012
Ulster Bank	105	110	73	400	281
US Retail & Commercial	169	198	134	823	589

Retail & Commercial	1,969	1,924	1,643	7,398	6,295
Global Banking & Markets	522	549	895	3,515	6,398
RBS Insurance	(9)	(33)	(170)	(295)	66
Central items	119	74	(167)	580	386

Core divisions before fair value of own debt	2,601	2,514	2,201	11,198	13,145
Non-Core	(405)	165	(725)	(29)	(5,336)

Group operating profit before impairment losses and fair value of own debt	2,196	2,679	1,476	11,169	7,809

Fair value of own debt
Global Banking & Markets	438	(598)	106	139	(49)
Central items	144	(260)	164	35	(93)

Group operating profit before impairment losses	2,778	1,821	1,746	11,343	7,667

Impairment losses by division
UK Retail	222	251	451	1,160	1,679
UK Corporate	219	158	190	761	927
Wealth	6	1	10	18	33
Global Transaction Services	3	3	4	9	39
Ulster Bank	376	286	348	1,161	649
US Retail & Commercial	105	125	153	517	702

Retail & Commercial	931	824	1,156	3,626	4,029
Global Banking & Markets	(5)	(40)	130	151	640
RBS Insurance	-	-	-	-	8
Central items	4	(2)	2	3	1

Core	930	782	1,288	3,780	4,678
Non-Core	1,211	1,171	1,811	5,476	9,221

Group impairment losses	2,141	1,953	3,099	9,256	13,899

Note:
(1)
Operating profit/(loss) before movement in the fair value of own debt, amortisation of purchased intangible assets, integration and restructuring costs, gain on redemption of own debt, strategic disposals, bonus tax, Asset Protection Scheme credit default swap - fair value changes, gains on pensions curtailment and write-down of goodwill and other intangible assets.

Divisional performance (continued)

Key points
•
Retail & Commercial pre-impairment operating profit improved by 18% to £7,398 million for the year ended 31 December 2010, but this was more than offset by weaker GBM and RBS Insurance performance given challenging environments. Non-Core improved significantly to a pre-impairment loss of £29 million.

•	Q4 2010 Core pre-impairment profit of £2,601 million exceeded Q3 2010’s £2,514 million and Q4 2009’s £2,201 million, reflecting Retail & Commercial’s continued momentum.

•	For Q4 2010 relative to Q3 2010, Core impairments were up 19% to £930 million, with improvements in UK Retail and US Retail & Commercial more than offset by increases in Ulster Bank and UK Corporate.

•	For the year ended 31 December 2010 Group impairments fell 33%, as Non-Core reported substantially lower impairments, down 41%, while Core impairments were down 19%.

	Quarter ended			Year ended
	31 December 2010	30 September 2010	31 December 2009	31 December 2010	31 December 2009
	£m	£m	£m	£m	£m

Operating profit/(loss) by division
UK Retail	558	398	128	1,372	229
UK Corporate	333	422	340	1,463	1,125
Wealth	87	74	89	304	420
Global Transaction Services	267	309	224	1,088	973
Ulster Bank	(271)	(176)	(275)	(761)	(368)
US Retail & Commercial	64	73	(19)	306	(113)

Retail & Commercial	1,038	1,100	487	3,772	2,266
Global Banking & Markets	527	589	765	3,364	5,758
RBS Insurance	(9)	(33)	(170)	(295)	58
Central items	115	76	(169)	577	385

Core	1,671	1,732	913	7,418	8,467
Non-Core	(1,616)	(1,006)	(2,536)	(5,505)	(14,557)

Group operating profit/(loss) before fair value of own debt	55	726	(1,623)	1,913	(6,090)
Fair value of own debt	582	(858)	270	174	(142)

Group operating profit/(loss)	637	(132)	(1,353)	2,087	(6,232)

	Quarter ended			Year ended
	31 December 2010	30 September 2010	31 December 2009	31 December 2010	31 December 2009
	%	%	%	%	%

Net interest margin by division
UK Retail	4.08	4.02	3.74	3.91	3.59
UK Corporate	2.57	2.58	2.47	2.51	2.22
Wealth	3.32	3.44	3.94	3.37	4.38
Global Transaction Services	6.19	6.72	9.81	6.73	9.22
Ulster Bank	1.78	1.90	1.83	1.84	1.87
US Retail & Commercial	3.02	2.92	2.45	2.85	2.37

Retail & Commercial	3.24	3.23	3.04	3.14	2.89
Global Banking & Markets	0.94	1.14	0.89	1.05	1.38
Non-Core	1.10	1.05	1.17	1.16	0.69

Group net interest margin	2.04	2.05	1.83	2.01	1.76

Divisional performance (continued)

	31 December 2010	30 September 2010		31 December 2009
	£bn	£bn	Change	£bn	Change

Risk-weighted assets by division
UK Retail	48.8	49.3	(1%)	51.3	(5%)
UK Corporate	81.4	84.7	(4%)	90.2	(10%)
Wealth	12.5	12.1	3%	11.2	12%
Global Transaction Services	18.3	18.6	(2%)	19.1	(4%)
Ulster Bank	31.6	32.6	(3%)	29.9	6%
US Retail & Commercial	57.0	64.1	(11%)	59.7	(5%)

Retail & Commercial	249.6	261.4	(5%)	261.4	(5%)
Global Banking & Markets	146.9	143.7	2%	123.7	19%
Other	18.0	19.9	(10%)	9.4	91%

Core	414.5	425.0	(2%)	394.5	5%
Non-Core	153.7	166.9	(8%)	171.3	(10%)

Group before benefit of Asset Protection Scheme	568.2	591.9	(4%)	565.8	-
Benefit of Asset Protection Scheme	(105.6)	(116.9)	(10%)	(127.6)	(17%)

Group	462.6	475.0	(3%)	438.2	6%

Employee numbers (full time equivalents in continuing operations rounded to the nearest hundred)	31 December 2010	30 September 2010	31 December 2009

UK Retail	23,800	24,400	25,500
UK Corporate	13,100	13,000	12,300
Wealth	5,200	5,100	4,600
Global Transaction Services	2,600	3,700	3,500
Ulster Bank	4,200	4,500	4,500
US Retail & Commercial	15,700	15,700	15,500
Retail & Commercial	64,600	66,400	65,900
Global Banking & Markets	18,700	19,500	17,900
RBS Insurance	14,500	14,400	13,900
Group Centre	4,700	4,600	4,200

Core	102,500	104,900	101,900
Non-Core	6,900	10,000	15,100

	109,400	114,900	117,000
Business Services	38,800	41,300	43,100
Integration	300	300	500
RFS Holdings minority interest	-	-	300

Group	148,500	156,500	160,900

UK Retail

	Quarter ended			Year ended
	31 December 2010	30 September 2010	31 December 2009	31 December 2010	31 December 2009
	£m	£m	£m	£m	£m

Income statement
Net interest income	1,088	1,056	939	4,078	3,452

Net fees and commissions	316	262	283	1,100	1,244
Other non-interest income (net of insurance claims)	51	64	60	227	251

Non-interest income	367	326	343	1,327	1,495

Total income	1,455	1,382	1,282	5,405	4,947

Direct expenses
- staff	(180)	(197)	(211)	(778)	(845)
- other	(68)	(134)	(46)	(474)	(453)
Indirect expenses	(427)	(402)	(446)	(1,621)	(1,741)

	(675)	(733)	(703)	(2,873)	(3,039)

Operating profit before impairment losses	780	649	579	2,532	1,908
Impairment losses	(222)	(251)	(451)	(1,160)	(1,679)

Operating profit	558	398	128	1,372	229

Analysis of income by product
Personal advances	275	248	273	993	1,192
Personal deposits	271	277	279	1,102	1,349
Mortgages	557	527	415	1,984	1,214
Bancassurance	52	60	56	229	246
Cards	251	243	228	962	869
Other	49	27	31	135	77

Total income	1,455	1,382	1,282	5,405	4,947

Analysis of impairments by sector
Mortgages	30	55	35	177	124
Personal	131	150	282	682	1,023
Cards	61	46	134	301	532

Total impairment losses	222	251	451	1,160	1,679

Loan impairment charge as % of gross customer loans and advances (excluding reverse repurchase agreements) by sector
Mortgages	0.1%	0.2%	0.2%	0.2%	0.1%
Personal	4.5%	4.8%	8.3%	5.8%	7.5%
Cards	4.0%	3.0%	8.6%	4.9%	8.6%

	0.8%	0.9%	1.8%	1.1%	1.6%

UK Retail (continued)

Key metrics
	Quarter ended			Year ended
	31 December 2010	30 September 2010	31 December 2009	31 December 2010	31 December 2009

Performance ratios
Return on equity (1)	25.2%	21.2%	6.5%	18.0%	3.0%
Net interest margin	4.08%	4.02%	3.74%	3.91%	3.59%
Cost:income ratio	45%	51%	54%	52%	60%
Adjusted cost:income ratio (2)	46%	53%	55%	53%	61%

	31 December 2010	30 September 2010		31 December 2009
	£bn	£bn	Change	£bn	Change

Capital and balance sheet
Loans and advances to customers (gross)
- mortgages	90.6	89.1	2%	83.2	9%
- personal	11.7	12.4	(6%)	13.6	(14%)
- cards	6.1	6.1	-	6.2	(2%)
	108.4	107.6	1%	103.0	5%
Customer deposits (excluding bancassurance)	96.1	91.4	5%	87.2	10%
Assets under management (excluding deposits)	5.7	5.4	6%	5.3	8%
Risk elements in lending	4.6	5.0	(8%)	4.6	-
Loan:deposit ratio (excluding repos)	110%	115%	(500 bp)	115%	(500 bp)
Risk-weighted assets	48.8	49.3	(1%)	51.3	(5%)

Notes:
(1)
Divisional return on equity is based on divisional operating profit after tax divided by average notional equity (based on 9% of the monthly average of divisional RWAs, adjusted for capital deductions); adjusted for timing of intra-quarter items.

(2)	Adjusted cost:income ratio is based on total income after netting insurance claims, and operating expenses.

Key points
•
The development of the RBS and NatWest Customer Charters aims to deliver those elements that customers have said are most important to them, and has been well received by both customers and staff. The division is reaping continuing benefits from investment in process improvements and automation, resulting in gains in both service quality and cost efficiency.

Serving our customers better is a key priority for RBS. While our customer satisfaction compares well with our competitors we know we can do more. In June 2010 we launched a Customer Charter setting out 14 commitments to delivering helpful banking.

The Customer Charter reflects the views and expectations of more than 30,000 customers. We are working hard to deliver on the commitments we have made. This won't happen overnight but the Customer Charter is our pledge that we will be regularly held to account against the progress we make. As part of this we will publish an independently-assured report on our performance every six months, with the first report due to be published shortly.

Q4 2010 compared with Q3 2010
•	UK Retail delivered a strong operating performance in Q4 2010, with income up, costs down and impairments continuing to improve. Operating profit was 40% up from the previous quarter at £558 million.

UK Retail (continued)

Key points (continued)

Q4 2010 compared with Q3 2010 (continued)

UK Retail continued to drive strong growth in customer deposits and secured lending.
o Total deposits grew by £4.7 billion or 5% in Q4 2010, with two particularly strong campaigns in the quarter on fixed rate bonds and the e-savings account.
o Mortgage balances increased 2% on Q3 2010. Although market activity has weakened, RBS mortgage application volumes increased in the quarter, with good retention rates among existing customers.
    Market share of new mortgage lending remained broadly stable at 11% in the quarter, well above the Group’s 8% share of stock.
o Unsecured lending fell 4% in the quarter, in line with the Group’s continued focus on lower risk secured lending.
o The loan to deposit ratio at 31 December 2010 was 110%, an improvement on the prior quarter’s ratio of 115%.

•
Net interest income increased by 3%, with net interest margin at 4.08%, a 6 basis point improvement on Q3 2010. Asset margins widened, with customers continuing to roll on to standard variable rate mortgages, although the overall proportion of customers on standard variable rate mortgages decreased marginally. Liability margins fell further compared with Q3 2010, with highly competitive positioning in fixed term bonds and bonus savings accounts putting continued pressure on margins, compounded by a continuing reduction in yield on longer term current account hedges.

•	Non-interest income increased by 13% principally reflecting a profit share payment from RBS Insurance.

•
Expenses fell by 8% in the quarter, largely due to lower Financial Services Compensation Scheme Levy cost. Excluding the levy, costs declined by 2% on Q3 2010 with continued management focus on process re-engineering and technology investment. The cost:income ratio (net of insurance claims) improved from 53% to 46%, although excluding the profit share and FSCS levy benefits mentioned above, the cost:income ratio was broadly flat quarter-on-quarter.

•
Impairment losses improved by 12% in Q4 2010. Impairments are expected to stabilise subject to normal seasonal fluctuations and economic conditions remaining broadly stable.
o Mortgage impairment losses were £30 million on a total book of £91 billion. The quarter on quarter decrease of £25 million primarily results from more conservative assumptions on recoveries implemented in Q3 2010.
o The unsecured portfolio charge fell 2% to £192 million, on a book of £18 billion, with lower default volumes and improved collections performance.

•	Risk-weighted assets decreased in the quarter, with lower unsecured lending balances and improving portfolio credit metrics partly offset by growth in mortgages.

Q4 2010 compared with Q4 2009
•	Operating profit increased by £430 million, with income up 13%, costs down 4% and impairments 51% lower than in Q4 2009.

•	Net interest income was 16% higher than Q4 2009, with strong mortgage balance growth and recovering asset margins across all products, which together more than offset the decline in liability margins.

UK Retail (continued)

Key points (continued)

Q4 2010 compared with Q4 2009 (continued)
•
Costs were 4% lower than in Q4 2009, driven by process re-engineering efficiencies within the branch network and operational centres. The cost:income ratio (net of insurance claims) improved from 55% to 46%.

•	Impairment losses decreased by 51% on Q4 2009 primarily reflecting lower arrears volumes on the unsecured portfolio.

2010 compared with 2009
•
Operating profit recovered strongly from the low levels recorded in 2008 and 2009 to £1,372 million. Profit before impairments was up £624 million or 33% and impairments fell by £519 million as the economic environment continued to recover.

•
The division has continued to focus in 2010 on growing secured lending while at the same time building customer deposits, thereby reducing the Group’s reliance on wholesale funding. Loans and advances to customers grew 5%, with a change in mix from unsecured to secured as the Group actively sought to improve its risk profile. Mortgage balances grew by 9% while unsecured lending contracted by 10%.
o Mortgage growth was due to good retention of existing customers and new business, the majority of which comes from the existing customer base. Gross mortgage lending market share remained broadly in line with 2009 at 12%, with the Group on track to meet its Government target on net mortgage lending.
o Customer deposits grew 10% on 2009, reflecting the strength of the UK Retail customer franchise, which outperformed the market in an increasingly competitive environment. Savings balances grew by
   £8 billion or 13% with 1.8 million accounts opened, outperforming the market total deposit growth of 3%. Personal current account balances increased by 3% on 2009.

•
Net interest income increased significantly by 18% to £4,078 million, driven by strong balance sheet growth and repricing. Net interest margin improved by 32 basis points to 3.91%, with widening asset margins partially offset by contracting liability margins in the face of a competitive deposit market.

•	Non-interest income declined 11% to £1,327 million, principally reflecting the restructuring of current account overdraft fees in the final quarter of 2009.
•
Expenses decreased by 5%, with the cost:income ratio (net of insurance claims) improving from 61% to 53%.
o Direct staff costs declined by 8%, largely driven by a clear management focus on process re-engineering enabling a 7% reduction in headcount.
o RBS continues to progress towards a more convenient, lower cost operating model, with over 4.8 million active users of online banking and a record share of new sales achieved through direct channels. More than 7.8 million accounts have switched to paperless statements and 276 branches now utilise automated cash deposit machines.

UK Retail (continued)

Key points (continued)

2010 compared with 2009 (continued)
•
Impairment losses decreased 31% to £1,160 million primarily reflecting the recovery in the economic environment.
o The mortgage impairment charge was £177 million (2009 - £124 million) on a total book of £91 billion. Mortgage arrears rates marginally increased in 2010 but remain below the industry average, as reported by the Council of Mortgage Lenders. Repossessions showed only a small increase on 2009, as the Group continues to support customers facing financial difficulties.
o The unsecured lending impairment charge was £983 million (2009 - £1,555 million) on a total book of £18 billion.

•	Risk-weighted assets decreased by 5% to £48.8 billion, with lower unsecured lending, improving portfolio credit metrics and small procyclicality benefits more than offsetting growth in mortgages.

UK Corporate

	Quarter ended			Year ended
	31 December 2010	30 September 2010	31 December 2009	31 December 2010	31 December 2009
	£m	£m	£m	£m	£m

Income statement
Net interest income	653	662	626	2,572	2,292

Net fees and commissions	251	244	222	952	858
Other non-interest income	79	80	100	371	432

Non-interest income	330	324	322	1,323	1,290

Total income	983	986	948	3,895	3,582

Direct expenses
- staff	(198)	(186)	(212)	(778)	(753)
- other	(93)	(81)	(69)	(359)	(260)
Indirect expenses	(140)	(139)	(137)	(534)	(517)

	(431)	(406)	(418)	(1,671)	(1,530)

Operating profit before impairment losses	552	580	530	2,224	2,052
Impairment losses	(219)	(158)	(190)	(761)	(927)

Operating profit	333	422	340	1,463	1,125

Analysis of income by business
Corporate and commercial lending	657	651	589	2,598	2,131
Asset and invoice finance	166	163	140	617	501
Corporate deposits	184	183	191	728	986
Other	(24)	(11)	28	(48)	(36)

Total income	983	986	948	3,895	3,582

Analysis of impairments by sector
Banks and financial institutions	12	15	6	20	15
Hotels and restaurants	18	6	40	52	98
Housebuilding and construction	47	62	(13)	131	106
Manufacturing	(9)	2	28	1	51
Other	(12)	19	12	127	150
Private sector education, health, social work, recreational and community services	21	1	23	30	59
Property	84	34	30	245	259
Wholesale and retail trade, repairs	31	14	23	91	76
Asset and invoice finance	27	5	41	64	113

Total impairment losses	219	158	190	761	927

UK Corporate (continued)

	Quarter ended			Year ended
	31 December 2010	30 September 2010	31 December 2009	31 December 2010	31 December 2009

Loan impairment charge as % of gross customer loans and advances (excluding reverse repurchase agreements) by sector
Banks and financial institutions	0.8%	1.0%	0.4%	0.3%	0.2%
Hotels and restaurants	1.1%	0.3%	2.4%	0.8%	1.5%
Housebuilding and construction	4.2%	5.5%	(1.2%)	2.9%	2.5%
Manufacturing	(0.7%)	0.2%	1.9%	-	0.9%
Other	(0.2%)	0.2%	0.2%	0.4%	0.5%
Private sector education, health, social work, recreational and community services	0.9%	-	1.4%	0.3%	0.9%
Property	1.1%	0.5%	0.4%	0.8%	0.8%
Wholesale and retail trade, repairs	1.3%	0.5%	0.9%	0.9%	0.7%
Asset and invoice finance	1.1%	0.2%	1.9%	0.6%	1.3%

	0.8%	0.6%	0.7%	0.7%	0.8%

Key metrics
	Quarter ended			Year ended
	31 December 2010	30 September 2010	31 December 2009	31 December 2010	31 December 2009

Performance ratios
Return on equity (1)	11.8%	14.1%	10.7%	12.1%	9.4%
Net interest margin	2.57%	2.58%	2.47%	2.51%	2.22%
Cost:income ratio	44%	41%	44%	43%	43%

	31 December 2010	30 September 2010		31 December 2009
	£bn	£bn	Change	£bn	Change

Capital and balance sheet
Total third party assets	114.6	116.6	(2%)	114.9	-
Loans and advances to customers (gross)
- banks and financial institutions	6.1	6.0	2%	6.3	(3%)
- hotels and restaurants	6.8	6.9	(1%)	6.7	1%
- housebuilding and construction	4.5	4.5	-	4.3	5%
- manufacturing	5.3	5.3	-	5.9	(10%)
- other	31.0	31.9	(3%)	29.9	4%
- private sector education, health, social work, recreational and community services	9.0	9.0	-	6.5	38%
- property	29.5	30.0	(2%)	33.0	(11%)
- wholesale and retail trade, repairs	9.6	10.2	(6%)	10.2	(6%)
- asset and invoice finance	9.9	9.7	2%	8.8	13%
	111.7	113.5	(2%)	111.6	-

Customer deposits	100.0	98.1	2%	87.8	14%
Risk elements in lending	4.0	3.3	21%	2.3	74%
Loan:deposit ratio (excluding repos)	110%	114%	(400bp)	126%	(1,600bp)
Risk-weighted assets	81.4	84.7	(4%)	90.2	(10%)

Note:
(1)
Divisional return on equity is based on divisional operating profit after tax divided by average notional equity (based on 9% of the monthly average of divisional RWAs, adjusted for capital deductions).

UK Corporate (continued)

Key points

Q4 2010 compared with Q3 2010
•	Operating profit of £333 million was 21% lower, with income stable but impairments up by £61 million as a result of a small number of individual exposures.

•
Net interest income fell by 1% due to reduced lending income. Net loans and advances to customers were marginally down from the previous quarter, with above target levels of gross new lending offset by customer deleveraging. Customer deposits grew by £2 billion with deposit gathering initiatives continuing to deliver, albeit at fine margins, reflecting an intensely competitive market.

•	Non-interest income increased by 2%, supported by financial markets transaction income.

•	Total costs rose 6%, reflecting further investment in strategic initiatives and an increase in costs relating to higher value of financial market transactions in the quarter.

•	Impairments of £219 million were £61 million higher than Q3 2010 and slightly above recent quarterly trends, mainly due to a small number of specific impairment cases.

Q4 2010 compared with Q4 2009
•	Operating profit decreased 2% to £333 million, with strong income growth offset by higher costs and specific impairments.

•
Net interest income rose by 4%, driven primarily by the lending book. Net interest margin improved by 10 basis points, reflecting the progress made in repricing the loan portfolio and a more favourable funding environment.

•	Non-interest income was 2% higher (£8 million), as a result of increased sales of financial market products and services and operating lease activity.

•	Total costs increased 3%, driven by investment in strategic initiatives, operating lease depreciation and costs related to financial markets income.

•	Impairments increased £29 million reflecting a small number of specific impairments in Q4 2010, partly offset by a reduction in latent loss provisions booked on the portfolio.

2010 compared with 2009
•	Operating profit grew by £338 million, 30%, compared with 2009, driven by strong income growth and significantly lower impairments, partially offset by higher costs.

•
UK Corporate performed strongly in the deposit market, with customer deposit balance growth of £12 billion contributing to a 16 percentage point improvement in the loan to deposit ratio in 2010. While customer lending increased only marginally (with gross lending largely offset by customer deleveraging) net interest income rose by £280 million, 12%, and net interest margin rose by 29 basis points driven primarily by the good progress made on loan repricing.

•	Non-interest income increased 3% reflecting strong refinancing levels and increased operating lease activity, partially offset by lower sales of financial market products.

•	Total costs increased 9% (£141 million) or 5% excluding the OFT penalty in Q1 2010, legal recovery in 2009 and the normalisation of staff compensation phasing.

•	Impairments were 18% lower, primarily as a result of higher charges taken during the first half of 2009 to reflect potential losses in the portfolio not yet specifically identified.

•	Return on equity increased from 9.4% to 12.1%, reflecting higher operating profit and lower RWAs as a result of improved risk metrics.

Wealth

	Quarter ended			Year ended
	31 December 2010	30 September 2010	31 December 2009	31 December 2010	31 December 2009
	£m	£m	£m	£m	£m

Income statement
Net interest income	160	156	161	609	663

Net fees and commissions	94	90	91	376	363
Other non-interest income	17	18	22	71	83

Non-interest income	111	108	113	447	446

Total income	271	264	274	1,056	1,109

Direct expenses
- staff	(96)	(95)	(107)	(382)	(357)
- other	(29)	(39)	(25)	(142)	(144)
Indirect expenses	(53)	(55)	(43)	(210)	(155)

	(178)	(189)	(175)	(734)	(656)

Operating profit before impairment losses	93	75	99	322	453
Impairment losses	(6)	(1)	(10)	(18)	(33)

Operating profit	87	74	89	304	420

Analysis of income
Private banking	220	217	223	857	916
Investments	51	47	51	199	193

Total income	271	264	274	1,056	1,109

Key metrics
	Quarter ended			Year ended
	31 December 2010	30 September 2010	31 December 2009	31 December 2010	31 December 2009

Performance ratios
Return on equity (1)	21.0%	18.2%	24.0%	18.9%	30.3%
Net interest margin	3.32%	3.44%	3.94%	3.37%	4.38%
Cost:income ratio	66%	72%	64%	70%	59%

	31 December 2010	30 September 2010		31 December 2009
	£bn	£bn	Change	£bn	Change

Capital and balance sheet
Loans and advances to customers (gross)
- mortgages	7.8	7.5	4%	6.5	20%
- personal	6.7	6.5	3%	4.9	37%
- other	1.6	1.5	7%	2.3	(30%)
	16.1	15.5	4%	13.7	18%
Customer deposits	36.4	34.8	5%	35.7	2%
Assets under management (excluding deposits)	32.1	31.1	3%	30.7	5%
Risk elements in lending	0.2	0.2	-	0.2	-
Loan:deposit ratio (excluding repos)	44%	44%	-	38%	600bp
Risk-weighted assets	12.5	12.1	3%	11.2	12%

Note:
(1)
Divisional return on equity is based on divisional operating profit after tax divided by average notional equity (based on 9% of the monthly average of divisional RWAs, adjusted for capital deductions).

Wealth (continued)

Key points

Q4 2010 compared with Q3 2010
•	Operating profit increased 18% to £87 million in the fourth quarter, with stronger investment fee income and a reduction in expenses.

•
Total income increased 3% in Q4 2010 with net interest income also up 3%, primarily driven by growth in UK lending. Non-interest income rose 3% reflecting growth in assets under management and improved investment margins.

•
Deposits saw strong growth of 5%, reflecting the impact of new product launches within the UK and offshore markets. Pricing competition on new products has further compressed net interest margin, which narrowed by 12 basis points.

•	Loans and advances continued to grow strongly, increasing 4% in the quarter, primarily driven by UK mortgage lending, which rose by £300 million.

Q4 2010 compared with Q4 2009
•	Q4 2010 operating profit was 2% lower than Q4 2009. Marginally lower income and an increase in expenses were partially offset by a fall in impairments.

•	Deposits grew 2%, with growth most evident in the UK, where a number of new products were successfully launched in the quarter. These included notice accounts and fixed term products.

•	Lending performance was particularly strong, with strong client demand (especially in the UK) driving an 18% growth in balances and average lending margins improving by 29 basis points.

2010 compared with 2009
•	2010 operating profit fell by 28% driven by lower net interest income and higher expenses, partly offset by a 45% decline in impairments in the year.

•	Income declined by 5% primarily due to lower net interest income. Strong lending and investment income was offset by the impact of a competitive deposit market.

•
Expenses grew by 12% to £734 million. Direct expenses were up 5%, £23 million reflecting additional strategic investment. Indirect expenses increased by £55 million reflecting a change in allocation of Business Services costs.

•
Assets under management grew by 5% largely through improving market conditions. On a constant currency basis, assets fell 2% with valuation gains being offset by client losses in the international businesses, resulting from the private banker attrition previously experienced.

Global Transaction Services

	Quarter ended			Year ended
	31 December 2010	30 September 2010	31 December 2009	31 December 2010	31 December 2009
	£m	£m	£m	£m	£m

Income statement
Net interest income	263	257	233	974	912
Non-interest income	375	411	404	1,587	1,575

Total income	638	668	637	2,561	2,487

Direct expenses
- staff	(105)	(100)	(102)	(411)	(371)
- other	(51)	(38)	(51)	(159)	(161)
Indirect expenses	(212)	(218)	(256)	(894)	(943)

	(368)	(356)	(409)	(1,464)	(1,475)

Operating profit before impairment losses	270	312	228	1,097	1,012
Impairment losses	(3)	(3)	(4)	(9)	(39)

Operating profit	267	309	224	1,088	973

Analysis of income by product
Domestic cash management	207	216	197	818	805
International cash management	223	200	203	801	734
Trade finance	81	81	67	309	290
Merchant acquiring	80	123	128	451	505
Commercial cards	47	48	42	182	153

Total income	638	668	637	2,561	2,487

Key metrics
	Quarter ended			Year ended
	31 December 2010	30 September 2010	31 December 2009	31 December 2010	31 December 2009

Performance ratios
Return on equity (1)	42.7%	47.8%	36.7%	42.8%	42.2%
Net interest margin	6.19%	6.72%	9.81%	6.73%	9.22%
Cost:income ratio	58%	53%	64%	57%	59%

	31 December 2010	30 September 2010		31 December 2009
	£bn	£bn	Change	£bn	Change

Capital and balance sheet
Total third party assets	25.2	24.2	4%	18.4	37%
Loans and advances	14.4	14.4	-	12.7	13%
Customer deposits	69.9	65.4	7%	61.8	13%
Risk elements in lending	0.1	0.2	(50%)	0.2	(50%)
Loan:deposit ratio (excluding repos)	21%	22%	(100bp)	21%	-
Risk-weighted assets	18.3	18.6	(2%)	19.1	(4%)

Note:
(1)
Divisional return on equity is based on divisional operating profit after tax divided by average notional equity (based on 9% of the monthly average of divisional RWAs, adjusted for capital deductions).

Global Transaction Services (continued)

Key points

Q4 2010 compared with Q3 2010
•	Operating profit decreased 14%, or 13% at constant exchange rates, reflecting the sale of GMS, which completed on 30 November 2010. Adjusting for the disposal, operating profit decreased 6%.

•
For the two months in Q4 before completion of the disposal, GMS recorded income of £80 million, total expenses of £50 million and an operating profit of £30 million compared with £123 million income, total expenses of £67 million and an operating profit of £56 million for Q3.

•	For the remainder of the business, overall income was marginally higher, with a strong increase in revenues from International Cash Management products.

•	Expenses increased by 3% or 2% on a constant foreign exchange basis and 8% excluding GMS, driven by higher marketing costs and investment in front office and support infrastructure.

•	Customer deposits increased by 7% to £69.9 billion as a result of higher international cash management balances. The loan to deposit ratio has fallen 100 basis points to 21%.

•	Third party assets increased by £1 billion, or £2 billion excluding GMS, due to an increase in Trade Finance loans and advances, partly offset by a decrease in loans and advances to banks.

Q4 2010 compared with Q4 2009
•	Operating profit increased 19%, or 14% on a constant foreign exchange basis, with income broadly flat but a 10% decrease in costs. Adjusting for the disposal, operating profit increased 38%.

•
Total income remained broadly flat. Excluding GMS, income rose by 10% reflecting higher deposit balances, a strong performance in both Trade Finance and International Cash Management with improved Commercial Card transaction volumes partially offset by tighter deposit margins.

•	Expenses decreased by 10%, or 8% on a constant foreign exchange basis and 5% excluding GMS, driven largely by the realisation of cost saving initiatives and the timing of investment spend.

•
Customer deposits increased by £8.1 billion, or 13%, to £69.9 billion, driven by growth in interest-bearing balances in the International Cash Management business. Loans and advances increased by £1.7 billion, 13% to £14.4 billion mainly driven by growth in the Trade Finance business.

2010 compared with 2009
•
Operating profit increased 12%, or 10% on a constant foreign exchange basis, driven by a robust income performance (which has more than compensated for the loss of GMS income), good cost control and lower impairments. Adjusting for the disposal operating profit increased 21%.

•	For the eleven months before disposal, GTS booked income of £451 million and total expenses of £244 million for GMS, generating an operating profit of £207 million.

Global Transaction Services (continued)

Key points

2010 compared with 2009 (continued)
•
Income was up 3%, or 6% excluding GMS, reflecting higher deposit volumes in the International Cash Management business, growth in the Trade Finance business and improved Commercial Card transaction volumes.

•	Expenses were broadly in line with 2009, at £1,464 million, as increased investment in front office and support infrastructure was mitigated by tight management of business costs.

•	Third party assets increased by £6.8 billion, or £7.6 billion excluding GMS, as Yen clearing activities were brought in-house and loans and advances increased.

See Appendix 2 for pro forma impacts of GMS disposal.

Ulster Bank

	Quarter ended			Year ended
	31 December 2010	30 September 2010	31 December 2009	31 December 2010	31 December 2009
	£m	£m	£m	£m	£m

Income statement
Net interest income	187	192	194	761	780

Net fees and commissions	40	38	98	156	228
Other non-interest income	16	14	(7)	58	26

Non-interest income	56	52	91	214	254

Total income	243	244	285	975	1,034

Direct expenses
- staff	(57)	(54)	(76)	(237)	(325)
- other	(17)	(18)	(13)	(74)	(86)
Indirect expenses	(64)	(62)	(123)	(264)	(342)

	(138)	(134)	(212)	(575)	(753)

Operating profit before impairment losses	105	110	73	400	281
Impairment losses	(376)	(286)	(348)	(1,161)	(649)

Operating loss	(271)	(176)	(275)	(761)	(368)

Analysis of income by business
Corporate	122	120	146	521	580
Retail	124	124	114	465	412
Other	(3)	-	25	(11)	42

Total income	243	244	285	975	1,034

Analysis of impairments by sector
Mortgages	159	69	20	294	74
Corporate
- property	69	107	233	375	306
- other corporate	135	100	83	444	203
Other lending	13	10	12	48	66

Total impairment losses	376	286	348	1,161	649

Loan impairment charge as % of gross customer loans and advances (excluding reverse repurchase agreements) by sector
Mortgages	3.0%	1.3%	0.5%	1.4%	0.5%
Corporate
- property	5.1%	8.1%	9.2%	6.9%	3.0%
- other corporate	6.0%	4.3%	3.0%	4.9%	1.8%
Other lending	4.0%	2.4%	2.0%	3.7%	2.7%

	4.1%	3.0%	3.5%	3.1%	1.6%

Ulster Bank (continued)

Key metrics
	Quarter ended			Year ended
	31 December 2010	30 September 2010	31 December 2009	31 December 2010	31 December 2009

Performance ratios
Return on equity (1)	(29.8%)	(20.2%)	(32.4%)	(21.0%)	(11.7%)
Net interest margin	1.78%	1.90%	1.83%	1.84%	1.87%
Cost:income ratio	57%	55%	74%	59%	73%

	31 December 2010	30 September 2010		31 December 2009
	£bn	£bn	Change	£bn	Change

Capital and balance sheet
Loans and advances to customers (gross)
- mortgages	21.2	21.4	(1%)	16.2	31%
- corporate
- property	5.4	5.3	2%	10.1	(47%)
- other corporate	9.0	9.4	(4%)	11.0	(18%)
- other lending	1.3	1.7	(24%)	2.4	(46%)
	36.9	37.8	(2%)	39.7	(7%)
Customer deposits	23.1	23.4	(1%)	21.9	5%
Risk elements in lending
- mortgages	1.5	1.4	7%	0.6	150%
- corporate
- property	0.7	0.6	17%	0.7	-
- other corporate	1.2	1.0	20%	0.8	50%
- other lending	0.2	0.2	-	0.2	-
	3.6	3.2	13%	2.3	57%
Loan:deposit ratio (excluding repos)	152%	156%	(400bp)	177%	(2,500bp)
Risk-weighted assets	31.6	32.6	(3%)	29.9	6%

Note:
(1)	Divisional return on equity is based on divisional operating loss after tax divided by average notional equity (based on 9% of the monthly average of divisional RWAs, adjusted for capital deductions).

Key points

Q4 2010 compared with Q3 2010
•	An operating loss of £271 million for the quarter was £95 million higher than Q3 2010, reflecting an increase in impairment losses.

•
Net interest income decreased by 6%, at constant exchange rates largely driven by higher wholesale market funding costs, resulting in a 12 basis points reduction in net interest margin to 1.78% for the quarter.

•
Loans to customers decreased by 2% in constant currency terms reflecting further maturing of the loan book and muted new business levels. Customer deposits have remained stable despite challenging market conditions, with strong growth in both current and savings accounts offset by lower wholesale balances, primarily driven by deterioration in the Republic of Ireland’s sovereign debt ratings during the period.

Ulster Bank (continued)

Key points (continued)

Q4 2010 compared with Q3 2010 (continued)
•	Non-interest income increased by 7% in constant currency terms, reflecting a strong performance in fees across the corporate and retail businesses.

•	Expenses decreased by 4% on a constant currency basis, mainly driven by savings on business support services during the period.

•
Impairment losses increased to £376 million, up £90 million from Q3 2010, reflecting emerging losses on a deteriorating loan book where, in line with market trends, customer credit quality has worsened and has been impacted by further decline in Irish house prices.

Q4 2010 compared with Q4 2009
•
Net interest income was 1% higher on a constant currency basis, with loan pricing actions partly offset by higher funding costs. Net interest margin has reduced by 5 basis points over the period, reflecting increased liquidity reserves.

•	Non-interest income decreased by 36% on a constant currency basis, reflecting a non-recurring gain of £38 million in Q4 2009. Excluding this gain, non-interest income was broadly flat.

•	Expenses fell by 35% in constant currency terms reflecting continued management focus on cost control coupled with a decrease in property charges.

•	Impairment charges increased by 13% on a constant currency basis, largely driven by higher losses on the mortgage portfolio.

2010 compared with 2009
•
Overall performance deteriorated in 2010, largely as a result of an increase in impairment losses of £512 million. Operating profit before impairment increased to £400 million, up 50% in constant currency terms, driven by the culmination of a bank-wide cost saving programme during 2010.

•	Net interest income increased by 1% on a constant currency basis as actions to increase asset margins were largely eroded by tightening deposit margins due to intensive market competition.

•	Non-interest income was 14% lower on a constant currency basis reflecting a non-recurring gain in Q4 2009.

•
Loans to customers fell by 5% in constant currency terms. As previously disclosed, on 1 July 2010 the division transferred a portfolio of development property assets to the Non-Core division, partially offset by a simultaneous transfer of a portfolio of retail mortgage assets to the core business.

•
Despite intense competition, customer deposit balances increased by 8% in constant currency terms over the year with strong growth across all deposit categories, driven by a focus on improving the bank’s funding profile.

•
Expenses at constant exchange rates were 22% lower. The strong year-on-year performance in expenses was primarily driven by an increased focus on active management of the cost base, and the benefits derived from the business restructuring and cost-saving programme which commenced in 2009.

Ulster Bank (continued)

Key points (continued)

2010 compared with 2009 (continued)
•
Impairment losses increased by £512 million to £1,161 million reflecting the deteriorating economic environment in Ireland and rising default levels across both personal and corporate portfolios. Lower asset values, particularly in property-related lending together with pressure on borrowers with a dependence on consumer spending have resulted in higher corporate loan losses, while higher unemployment, lower incomes and increased taxation have driven mortgage impairment increases.

•	Risk-weighted assets have increased due to deteriorating credit risk metrics.

•	Customer numbers increased by 3% during 2010, with a strong performance in current and savings accounts switchers.

US Retail & Commercial (£ Sterling)

	Quarter ended			Year ended
	31 December 2010	30 September 2010	31 December 2009	31 December 2010	31 December 2009
	£m	£m	£m	£m	£m

Income statement
Net interest income	467	480	423	1,917	1,775

Net fees and commissions	169	180	148	729	714
Other non-interest income	62	91	73	300	235

Non-interest income	231	271	221	1,029	949

Total income	698	751	644	2,946	2,724

Direct expenses
- staff	(204)	(214)	(200)	(784)	(776)
- other	(124)	(148)	(130)	(569)	(593)
Indirect expenses	(201)	(191)	(180)	(770)	(766)

	(529)	(553)	(510)	(2,123)	(2,135)

Operating profit before impairment losses	169	198	134	823	589
Impairment losses	(105)	(125)	(153)	(517)	(702)

Operating profit/(loss)	64	73	(19)	306	(113)

Average exchange rate - US$/£	1.581	1.551	1.633	1.546	1.566

Analysis of income by product
Mortgages and home equity	128	142	115	509	499
Personal lending and cards	113	127	115	476	451
Retail deposits	206	223	195	903	828
Commercial lending	141	145	134	580	542
Commercial deposits	75	78	108	320	398
Other	35	36	(23)	158	6

Total income	698	751	644	2,946	2,724

Analysis of impairments by sector
Residential mortgages	3	14	8	58	72
Home equity	26	56	13	126	167
Corporate and commercial	54	23	92	202	326
Other consumer	6	28	40	97	137
Securities	16	4	-	34	-

Total impairment losses	105	125	153	517	702

Loan impairment charge as % of gross customer loans and advances (excluding reverse repurchase agreements) by sector
Residential mortgages	0.2%	0.9%	0.5%	1.0%	1.1%
Home equity	0.7%	1.5%	0.3%	0.8%	1.1%
Corporate and commercial	1.1%	0.5%	1.9%	1.0%	1.7%
Other consumer	0.3%	1.6%	2.1%	1.4%	1.8%

	0.7%	1.0%	1.3%	1.0%	1.4%

US Retail & Commercial (£ Sterling) (continued)

Key metrics
	Quarter ended			Year ended
	31 December 2010	30 September 2010	31 December 2009	31 December 2010	31 December 2009

Performance ratios
Return on equity (1)	3.3%	3.3%	(0.9%)	3.6%	(1.3%)
Net interest margin	3.02%	2.92%	2.45%	2.85%	2.37%
Cost:income ratio	76%	74%	79%	72%	78%

	31 December 2010	30 September 2010		31 December 2009
	£bn	£bn	Change	£bn	Change

Capital and balance sheet
Total third party assets	71.2	72.4	(2%)	75.4	(6%)
Loans and advances to customers (gross)
- residential mortgages	6.1	6.2	(2%)	6.5	(6%)
- home equity	15.2	15.3	(1%)	15.4	(1%)
- corporate and commercial	20.4	19.8	3%	19.5	5%
- other consumer	6.9	6.8	1%	7.5	(8%)
	48.6	48.1	1%	48.9	(1%)
Customer deposits (excluding repos)	58.7	60.5	(3%)	60.1	(2%)
Risk elements in lending
- retail	0.4	0.4	-	0.4	-
- commercial	0.5	0.4	25%	0.2	150%
	0.9	0.8	13%	0.6	50%
Loan:deposit ratio (excluding repos)	81%	78%	300bp	80%	100bp
Risk-weighted assets	57.0	64.1	(11%)	59.7	(5%)

Spot exchange rate - US$/£	1.552	1.570		1.622

Note:
(1)
Divisional return on equity is based on divisional operating profit/(loss) after tax divided by average notional equity (based on 9% of the monthly average of divisional RWAs, adjusted for capital deductions).

Key points
•	Sterling strengthened relative to the US dollar during the fourth quarter, with the average exchange rate increasing by 2% compared with Q3 2010.

•	Performance is described in full in the US dollar-based financial statements set out on pages 45 and 46.

US Retail & Commercial (US Dollar)

	Quarter ended			Year ended
	31 December 2010	30 September 2010	31 December 2009	31 December 2010	31 December 2009
	$m	$m	$m	$m	$m

Income statement
Net interest income	739	745	690	2,962	2,777

Net fees and commissions	267	280	245	1,126	1,119
Other non-interest income	100	139	120	465	368

Non-interest income	367	419	365	1,591	1,487

Total income	1,106	1,164	1,055	4,553	4,264

Direct expenses
- staff	(322)	(332)	(325)	(1,212)	(1,214)
- other	(197)	(230)	(215)	(880)	(929)
Indirect expenses	(317)	(296)	(294)	(1,189)	(1,196)

	(836)	(858)	(834)	(3,281)	(3,339)

Operating profit before impairment losses	270	306	221	1,272	925
Impairment losses	(168)	(193)	(252)	(799)	(1,099)

Operating profit/(loss)	102	113	(31)	473	(174)

Analysis of income by product
Mortgages and home equity	201	220	188	786	781
Personal lending and cards	179	196	188	735	706
Retail deposits	329	345	320	1,397	1,296
Commercial lending	223	225	219	896	848
Commercial deposits	119	122	176	495	624
Other	55	56	(36)	244	9

Total income	1,106	1,164	1,055	4,553	4,264

Analysis of impairments by sector
Residential mortgages	5	22	14	90	113
Home equity	40	88	23	194	261
Corporate and commercial	87	35	150	312	510
Other consumer	11	42	65	150	215
Securities	25	6	-	53	-

Total impairment losses	168	193	252	799	1,099

Loan impairment charge as % of gross customer loans and advances (excluding reverse repurchase agreements) by sector
Residential mortgages	0.2%	0.9%	0.5%	1.0%	1.1%
Home equity	0.7%	1.5%	0.4%	0.8%	1.0%
Corporate and commercial	1.1%	0.5%	1.9%	1.0%	1.6%
Other consumer	0.4%	1.6%	2.1%	1.4%	1.8%

	0.8%	1.0%	1.3%	1.0%	1.4%

US Retail & Commercial (US Dollar) (continued)

Key metrics
	Quarter ended			Year ended
	31 December 2010	30 September 2010	31 December 2009	31 December 2010	31 December 2009

Performance ratios
Return on equity (1)	3.3%	3.3%	(0.9%)	3.6%	(1.3%)
Net interest margin	3.02%	2.92%	2.45%	2.85%	2.37%
Cost:income ratio	76%	74%	79%	72%	78%

	31 December 2010	30 September 2010		31 December 2009
	$bn	$bn	Change	$bn	Change

Capital and balance sheet
Total third party assets	110.5	113.7	(3%)	122.3	(10%)
Loans and advances to customers (gross)
- residential mortgages	9.4	9.7	(3%)	10.6	(11%)
- home equity	23.6	24.0	(2%)	25.0	(6%)
- corporate and commercial	31.7	31.1	2%	31.6	-
- other consumer	10.6	10.7	(1%)	12.1	(12%)
	75.3	75.5	-	79.3	(5%)
Customer deposits (excluding repos)	91.2	95.1	(4%)	97.4	(6%)
Risk elements in lending
- retail	0.7	0.7	-	0.6	17%
- commercial	0.7	0.6	17%	0.4	75%
	1.4	1.3	8%	1.0	40%
Loan:deposit ratio (excluding repos)	81%	78%	300bp	80%	100bp
Risk-weighted assets	88.4	100.7	(12%)	96.9	(9%)

Note:
(1)
Divisional return on equity is based on divisional operating profit/(loss) after tax divided by average notional equity (based on 9% of monthly average of divisional RWAs, adjusted for capital deductions).

Key points

Q4 2010 compared with Q3 2010
•
US Retail & Commercial returned a profit for the fourth consecutive quarter, posting an operating profit of $102 million compared with $113 million in the prior quarter. The decrease was substantially driven by the effects of legislative changes, principally related to the implementation of Regulation E, and lower mortgage banking income which decreased income by $21 million. Economic conditions in the division’s core regions remain difficult, with lingering high unemployment, a low interest rate environment, soft housing market and subdued consumer activity.

•
Regulation E prohibits financial institutions from charging consumers fees for paying overdrafts on automated teller machine (ATM) and one-off debit card transactions, unless a consumer consents, or opts in, to the overdraft service for those types of transactions.

•
Net interest income was down 1%. Loans and advances were in line with the previous quarter but net interest income continued to be negatively impacted by older, high-yielding housing related loans and securities running off and being replaced with lower yielding assets.

•
Customer deposits decreased 4%, principally through balance loss from higher cost term and time products, reflecting the continued impact of a changed pricing strategy. However, consumer checking balances grew by 1% and small business checking balances grew by 4%.

US Retail & Commercial (US Dollar) (continued)

Key points (continued)

Q4 2010 compared with Q3 2010 (continued)
•	Net interest margin improved by 10 basis points to 3.02% substantially driven by the full quarter impact from a balance sheet restructuring carried out during the previous quarter.

•
Non-interest income was down 12%, reflecting a fall in mortgage banking income as rates rose from record low rates in the prior quarter, leading to a decrease in applications and lower gains on sales to the secondary market. Lower deposit fees of $14 million as a result of a full quarter impact of Regulation E legislative changes also impacted the quarterly movement, as did a gain on the sale of student loans of $14 million recognised in Q3 2010.

•
Total expenses were down 3%, driven by the positive impact of higher mortgage banking rates in Q4 2010 on the valuation of mortgage servicing rights and lower Federal Deposit Insurance Corporation (FDIC) deposit insurance levies of $28 million, partially offset by increased litigation costs.

•	Impairment losses were down 13% reflecting a continued improvement in the underlying credit environment, offset by higher impairments related to securities.

Q4 2010 compared with Q4 2009
•	Operating profit increased to $102 million from an operating loss of $31 million largely reflecting higher net interest margins and lower impairments.

•
Net interest income was up 7% with net interest margin improving by 57 basis points to 3.02%.  The margin improvement was primarily due to changes in deposit mix and new deposit pricing strategies, as well as a positive impact from a balance sheet restructuring carried out during Q3 2010.

•
Customer deposits were down 6%, reflecting the impact of a changed pricing strategy on low margin term and time products partly offset by strong growth achieved in checking balances.  Consumer checking balances grew by 6% while small business checking balances grew by 11%.

•
Non-interest income was in line with Q4 2009 reflecting higher mortgage banking income, commercial banking fees and higher gains on the sale of securities offsetting lower fees impacted by Regulation E legislative changes in 2010.

•	Total expenses were broadly in line with Q4 2009.

•	Impairment losses declined 33%, following a gradual improvement in the underlying credit environment offset by higher impairments related to securities.

US Retail & Commercial (US Dollar) (continued)

Key points (continued)

2010 compared with 2009
•	Operating profit of $473 million represented a marked improvement from an operating loss of $174 million with income up 7%, expenses down 2% and impairment losses down 27%.

•	Net interest income was up 7%, despite a smaller balance sheet, with net interest margin improving by 48 basis points to 2.85%.

•
Non-interest income was up 7% reflecting higher mortgage banking and debit card income, commercial banking fees and higher gains on securities realisations. This was partially offset by lower deposit fees which were impacted by Regulation E legislative changes in 2010. In addition, gains of $330 million were recognised on the sale of available-for-sale securities as part of the balance sheet restructuring exercise, but these were almost wholly offset by losses crystallised on the termination of swaps hedging fixed-rate funding.

•
Total expenses were down 2%, reflecting a $113 million credit related to changes to the defined benefit pension plan in Q2 2010, and lower FDIC deposit insurance levies, partially offset by the impact of changing rates on the valuation of mortgage servicing rights and litigation costs.

•
Impairment losses declined 27%, following significant loan reserve building in 2009 and a gradual improvement in the underlying credit environment, offset by higher impairments related to securities. Loan impairments as a proportion of loans and advances decreased from 1.4% to 1.0%.

Global Banking & Markets

	Quarter ended			Year ended
	31 December 2010	30 September 2010	31 December 2009	31 December 2010	31 December 2009
	£m	£m	£m	£m	£m

Income statement
Net interest income from banking activities	245	317	324	1,276	2,243

Net fees and commissions receivable	425	411	286	1,495	1,335
Income from trading activities	893	830	1,416	4,982	7,812
Other operating income (net of related funding costs)	24	(4)	(63)	159	(332)

Non-interest income	1,342	1,237	1,639	6,636	8,815

Total income	1,587	1,554	1,963	7,912	11,058

Direct expenses
- staff	(554)	(621)	(636)	(2,693)	(2,904)
- other	(292)	(166)	(190)	(842)	(777)
Indirect expenses	(219)	(218)	(242)	(862)	(979)

	(1,065)	(1,005)	(1,068)	(4,397)	(4,660)

Operating profit before impairment losses and fair value of own debt	522	549	895	3,515	6,398
Impairment losses	5	40	(130)	(151)	(640)

Operating profit before fair value of own debt	527	589	765	3,364	5,758
Fair value of own debt	438	(598)	106	139	(49)

Operating profit/(loss)	965	(9)	871	3,503	5,709

Analysis of income by product
Rates - money markets	(65)	38	108	65	1,714
Rates - flow	413	402	615	1,985	3,142
Currencies & commodities	178	218	175	870	1,277
Credit and mortgage markets	433	349	232	2,215	2,255
Portfolio management and origination	445	349	376	1,844	1,196
Equities	183	198	457	933	1,474

Total income	1,587	1,554	1,963	7,912	11,058

Analysis of impairments by sector
Manufacturing and infrastructure	2	(34)	19	(51)	91
Property and construction	10	-	(1)	74	49
Banks and financial institutions	54	(3)	68	177	348
Other	(71)	(3)	44	(49)	152

Total impairment losses	(5)	(40)	130	151	640

Loan impairment charge as % of gross customer loans and advances (excluding reverse repurchase agreements)	-	(0.2%)	0.6%	0.2%	0.6%

Global Banking & Markets (continued)

Key metrics
	Quarter ended			Year ended
	31 December 2010	30 September 2010	31 December 2009	31 December 2010	31 December 2009

Performance ratios
Return on equity (1)	10.2%	11.6%	16.8%	16.6%	29.8%
Net interest margin	0.94%	1.14%	0.89%	1.05%	1.38%
Cost:income ratio	67%	65%	54%	56%	42%
Compensation ratio (2)	35%	40%	32%	34%	26%

	31 December 2010	30 September 2010		31 December 2009
	£bn	£bn	Change	£bn	Change

Capital and balance sheet
Loans and advances to customers	75.1	87.9	(15%)	90.9	(17%)
Loans and advances to banks	44.5	44.8	(1%)	36.9	21%
Reverse repos	94.8	92.3	3%	73.3	29%
Securities	119.2	118.8	-	106.0	12%
Cash and eligible bills	38.8	42.0	(8%)	74.0	(48%)
Other	24.3	34.9	(30%)	31.1	(22%)

Total third party assets (excluding derivatives mark-to-market)	396.7	420.7	(6%)	412.2	(4%)
Net derivative assets (after netting)	37.4	41.1	(9%)	68.0	(45%)
Customer deposits (excluding repos)	38.9	40.9	(5%)	46.9	(17%)
Risk elements in lending	1.7	1.6	6%	1.8	(6%)
Loan:deposit ratio (excluding repos)	193%	215%	(2,200bp)	194%	(100bp)
Risk-weighted assets	146.9	143.7	2%	123.7	19%

Notes:
(1)
Divisional return on equity is based on divisional operating profit after tax divided by average notional equity (based on 10% of the monthly average of divisional RWAs, adjusted for capital deductions).

(2)	Compensation ratio is based on staff costs as a percentage of total income, excluding the fair value of own debt.

Key points

Q4 2010 compared with Q3 2010
•
Operating profit, excluding fair value of own debt, fell 11% to £527 million. Revenue was up slightly but this was more than offset by an increase in non-recurrent legal costs and a lower credit to impairments.

•
Excluding fair value of own debt, revenue increased by 2%, reflecting continued investor uncertainty driven by the European sovereign debt crisis. Rates-money markets was adversely impacted by reduced client activity, although excluding the division’s funding activities, the Money Markets business remained profitable. Portfolio income benefited from an uplift in market derivative values.

•	In the Currencies and Rates Flow businesses client activity remained subdued in Q4 2010.

Global Banking & Markets (continued)

Key points (continued)

Q4 2010 compared with Q3 2010 (continued)
•	Credit Markets continued to perform well in Q4 2010 and benefited from higher fees in the Syndicate business.

•
Movements in fair value of own debt increased revenue by £438 million in the quarter. This reflects a widening of the Group’s credit spreads driven by the European sovereign debt crisis and largely reversed the loss of the previous quarter.

•
Total costs increased by £60 million in the quarter reflecting the timing of investment spend as well as legal costs related to business and corporate activities. Staff costs fell 11% during Q4 2010, as a result of cost synergies from long term investment and integration programmes.

•
Specific impairments of £80 million were incurred on a small number of individual exposures, but specific losses remain low, and were offset in Q4 by recoveries and by a release of latent loss provisions, reflecting lower balance sheet usage combined with a general improvement in credit conditions.

•	Third party assets fell by £24 billion during Q4 2010 reflecting a seasonal decline in activity, and a disciplined approach to balance sheet utilisation.

•	The increase in risk-weighted assets was driven by regulatory changes in relation to risk weightings of large exposures, partially offset by a reduction in the banking book.

•	Excluding fair value of own debt, return on equity of 10.2% - down from 11.6% in Q3 2010 - reflected the generally quiet late Q4 trading conditions and the increase in risk-weighted assets.

Q4 2010 compared with Q4 2009
•	Operating profit decreased by 31%, excluding fair value of own debt, driven by a fall in revenue only partially offset by improved impairments.

•	Excluding the movement in fair value on own debt, revenue fell 19%. This was due to a slowdown in client activity during 2010, especially in the Rates Flow and Money Markets businesses.

•
The fall in Equities reflected a very quiet Q4 2010 and the non-repeat of gains on retail-issued notes and other recoveries, both recognised in Q4 2009. Increased revenue in Portfolio Management reflected lower costs associated with balance sheet management activity during Q4 2010.

•	Impairments improved significantly compared with Q4 2009, with Q4 2010 benefiting from more benign credit conditions, lower balance sheet usage and a release of latent loss provisions.

Global Banking & Markets (continued)

Key points (continued)

2010 compared with 2009
•	A fall in operating profit excluding fair value of own debt of 42% year on year reflects sharply reduced revenue partially offset by lower costs and a significant improvement in impairments.

•
Total revenue was £3,146 million lower in 2010 driven by increased risk aversion in the market during Q3 and Q4 2010, combined with the non-repeat of favourable market conditions seen in the first half of 2009.
o Higher revenue across the Rates and Currencies businesses during 2009 was driven by rapidly falling interest rates and wide bid-offer spreads generating exceptional revenue opportunities, which have not been repeated in 2010.
o The Credit Markets business remained broadly flat, supported by strong Mortgage Trading income where customer demand remained buoyant during 2010.
o Increased revenue from Portfolio Management was driven by disciplined lending alongside a reduction in balance sheet management activities and associated costs.

•	Expenses fell by 6% to £4,397 million. This was largely driven by a decrease in staff costs, including on-going benefits from cost synergies.

•
The low level of impairments in 2010 reflected a small number of specific cases partially offset by an improved picture on latent loss provisions. This contrasted with 2009, which witnessed a significantly higher level of specific impairments.

•	At 16.6%, full year 2010 return on equity remained consistent with the 15% targeted over the business cycle in GBM’s strategic plan. The compensation ratio of 34% was below that of peers.

RBS Insurance

	Quarter ended			Year ended
	31 December 2010	30 September 2010	31 December 2009	31 December 2010	31 December 2009
	£m	£m	£m	£m	£m

Income statement
Earned premiums	1,100	1,111	1,149	4,459	4,519
Reinsurers' share	(40)	(36)	(37)	(148)	(165)

Net premium income	1,060	1,075	1,112	4,311	4,354
Fees and commissions	(133)	(96)	(84)	(409)	(366)
Instalment income	37	37	38	144	142
Other income	33	-	6	46	25

Total income	997	1,016	1,072	4,092	4,155

Net claims	(906)	(949)	(1,156)	(3,961)	(3,635)

Underwriting profit/(loss)	91	67	(84)	131	520

Staff expenses	(69)	(68)	(61)	(266)	(267)
Other expenses	(34)	(41)	(54)	(170)	(222)

Total direct expenses	(103)	(109)	(115)	(436)	(489)
Indirect expenses	(74)	(66)	(75)	(267)	(270)

	(177)	(175)	(190)	(703)	(759)

Technical result	(86)	(108)	(274)	(572)	(239)
Impairment losses	-	-	-	-	(8)
Investment income	77	75	104	277	305

Operating (loss)/profit	(9)	(33)	(170)	(295)	58

Analysis of income by product
Personal lines motor excluding broker
- own brands	457	442	461	1,787	1,783
- partnerships	73	64	75	272	301
Personal lines home excluding broker
- own brands	120	119	117	474	443
- partnerships	96	91	103	378	381
Personal lines other excluding broker
- own brands	49	47	52	192	191
- partnerships	(1)	42	54	144	212
Other
- commercial	74	76	74	299	305
- international	82	79	70	316	288
- other (1)	47	56	66	230	251

Total income	997	1,016	1,072	4,092	4,155

RBS Insurance (continued)

Key metrics
	Quarter ended			Year ended
	31 December 2010	30 September 2010	31 December 2009	31 December 2010	31 December 2009

In-force policies (000’s)
Personal lines motor excluding broker
- own brands	4,162	4,276	4,762	4,162	4,762
- partnerships	645	698	844	645	844
Personal lines home excluding broker
- own brands	1,758	1,765	1,717	1,758	1,717
- partnerships	1,850	1,859	1,918	1,850	1,918
Personal lines other excluding broker
- own brands	2,005	2,069	2,319	2,005	2,319
- partnerships	8,177	7,201	7,335	8,177	7,335
Other
- commercial	284	313	273	284	273
- international	1,082	1,060	944	1,082	944
- other (1)	644	911	1,123	644	1,123

Total in-force policies (2)	20,607	20,152	21,235	20,607	21,235

Gross written premium (£m)	988	1,128	1,024	4,298	4,480

Performance ratios
Return on equity (3)	(0.9%)	(3.5%)	(19.0%)	(7.9%)	1.7%
Loss ratio (4)	85%	89%	106%	92%	84%
Commission ratio (5)	15%	9%	8%	10%	9%
Expense ratio (6)	14%	13%	14%	13%	14%
Combined operating ratio (7)	114%	110%	128%	115%	106%

Balance sheet
General insurance reserves - total (£m)	7,559	7,552	7,030	7,559	7,030

Notes:
(1)	Other is predominantly made up of the discontinued personal lines broker business.
(2)
Total in-force policies include travel and creditor policies sold through RBS Group. These comprise travel policies included in bank accounts e.g. Royalties Gold Account, and creditor policies sold with bank products including mortgage, loan & card repayment payment protection.

(3)	Divisional return on equity is based on divisional operating (loss)/profit after tax, divided by divisional average notional equity (based on regulatory capital).
(4)	Loss ratio is based on net claims divided by net premium income for the UK businesses.
(5)	Commission ratio is based on fees & commissions divided by gross written premium income for the UK businesses.
(6)	Expense ratio is based on expenses (excluding fees & commissions) divided by gross written premium income for the UK businesses.
(7)	Combined operating ratio is expenses (including fees & commissions) divided by gross written premium income, added to the loss ratio, for the UK businesses.

Key points
●
RBS Insurance has embarked on a significant programme of investment designed to achieve a substantial lift in operational and financial performance, ahead of the planned divestment of the business, with a current target date of 2012. This programme encompasses the enhancement of pricing capability, transformation of claims operations and expense reduction, together with a range of other improvements across the business, including a greater focus on capital management.

RBS Insurance (continued)

Key points (continued)

2010 as a whole was a disappointing profit year, impacted by significant reserve strengthening for bodily injury claims and severe weather, resulting in a loss of £295 million. The final quarter of 2010 saw RBS Insurance end a challenging year for the industry in an improving position, with progress on its strategic investment programme and a reduction in losses to £9 million, despite an additional £100 million weather impact.

Excluding the impact of the weather and other one-off adjustments, annualised underlying Q4 profits were circa £300 million and the outlook for 2011 is encouraging.

Income was down 2% (£63 million) against 2009, driven by a managed reduction in the risk of the UK motor book, largely offset by significant price increases:

• This de-risking was achieved by a combination of rating action to reduce the mix of higher-risk drivers, and the partial or total exit of higher risk business lines (significantly scaling back the fleet and taxi business and the exit of personal lines business sold through insurance brokers). As a result in-force motor policies fell 14% compared with 2009.
• Even with the significant reduction in the risk mix of the book, average motor premiums were up 7% in the year, due to significant price increases. The prices of like-for-like policies have increased by 35-40% over the last year. These increases were in addition to the significant increases achieved in 2009.

Initiatives to grow ancillary income were also implemented during the year resulting in revenues of £46 million in 2010 (£25 million in 2009).

Away from UK motor, overall home gross written premiums grew by 2%. This included the exit from less profitable business in line with overall strategy. Our underlying own brands business continues to grow successfully, with gross written premiums increasing 4%.

The International business continued to invest in growth in 2010 with gross written premium of £425 million up 20% on 2009. The Italian business successfully grew to a market share approaching 30% of the direct insurer market. The German business grew 7% and is well positioned to take advantage of the emerging shift to direct/internet distribution in that market.

Several programmes to further improve the overall efficiency of the business took effect during the year, including a reduction of six sites and operational process improvements, which will continue to improve efficiency.

RBS Insurance (continued)

Key points

Q4 2010 compared with Q3 2010
●
Operating loss declined from £33 million in Q3 2010 to £9 million in Q4 2010. The severe weather in the UK, primarily affecting the home business, led to claims estimated to be circa £100 million above a normal fourth quarter. Against this there was no significant net movement in motor bodily injury reserves in Q4 whereas in Q3 there was strengthening of £100 million. On an underlying basis, excluding the impact of weather and other one-off items, the RBS Insurance Q4 result was profit of circa £75 million.

●
Total income fell by £19 million. This was driven by a decrease in net premium income, reflecting the decision to exit the personal lines broker and certain partner channels, and by an increase in profit share payments to one of RBS Insurance’s distribution partnerships. Within other income, a project to deliver increased ancillary income generated £26 million in the latter part of 2010 and is expected to produce circa £45 million annually.

●
Q4 2010 also saw a continued focus on removing higher risk business from the motor book through targeted re-pricing, together with the selected channel exits mentioned above. Overall, the total number of policies in force increased compared with Q3 2010, primarily due to new travel policy business from Nationwide Building Society.

Q4 2010 compared with Q4 2009
•
The operating loss of £9 million for Q4 2010 was a significant improvement from the loss of £170 million recognised in Q4 2009. A 7% decrease in income was more than offset by a £250 million reduction in claims.

•	Net claims were 22% lower, reflecting the de-risking of the portfolio. A £272 million strengthening of reserves for bodily injury claims in Q4 2009 was not repeated in Q4 2010.
•
Total income declined by £75 million as higher risk, higher premium policies were managed down through a number of targeted rating actions in the motor book. The reduction in in-force policies was partially offset by higher prices, in line with increasing pricing trends industry-wide.

2010 compared with 2009
•
Total in-force policies declined by 3%, driven by a fall of 14% in motor policies This was partly offset by higher travel policies, up 64% with new business from a partnership with Nationwide Building Society commencing in Q4 2010. The personal lines broker segment overall declined by 43%, in line with business strategy.

●
Underwriting income declined by £63 million, with lower motor premium income, driven by rating action. Increased fees and commissions reflected profit sharing arrangements with UK Retail in relation to insurance distribution to bank customers. Investment income was £28 million lower, reflecting the impact of low interest rates on returns on the investment portfolio as well as lower gains realised on the sale of investments.

●
Net claims were £326 million higher than in 2009, driven by increases to bodily injury reserves relating to prior years, including allowance for higher claims costs in respect of Periodic Payment Orders due to an increased settlement rate of such claims.  Although bodily injury frequency has stabilised, severity has continued to deteriorate.  Claims were also impacted by the adverse weather experienced in the first and fourth quarters.

•	Expenses were down 7%, driven by lower industry levies and marketing costs.

Central items

	Quarter ended			Year ended
	31 December 2010	30 September 2010	31 December 2009	31 December 2010	31 December 2009
	£m	£m	£m	£m	£m

Central items not allocated before fair value of own debt	115	76	(169)	577	385
Fair value of own debt	144	(260)	164	35	(93)

Central items not allocated	259	(184)	(5)	612	292

Note:
(1)	Costs/charges are denoted by brackets.

Funding and operating costs have been allocated to operating divisions, based on direct service usage, the requirement for market funding and other appropriate drivers where services span more than one division.

Residual unallocated items relate to volatile corporate items that do not naturally reside within a division.

Key points

Q4 2010 compared with Q3 2010
•	Central items not allocated, which are primarily volatile Group Treasury items, amounted to a net credit of £115 million before fair value of own debt, an increase of £39 million on Q3 2010.

•
Movements in the fair value of own debt represented a net credit of £144 million in the quarter. The Group's credit spreads widened over the quarter, resulting in a decrease in the carrying value of own debt.

Q4 2010 compared with Q4 2009
•
The Q4 2010 on Q4 2009 increase in Central items not allocated, before fair value of own debt, was £284 million. This movement is largely due to a number of specific one-off corporate costs including certain Asset Protection Scheme fees and IFRS volatility in Q4 2009 that have not been repeated in Q4 2010.

•	Movements in the fair value of own debt in both periods reflected a marked widening in the Group’s credit spreads. This led in both quarters to decreases in the carrying value of own debt.

2010 compared with 2009
•
Central items not allocated before fair value of own debt, including available-for-sale (AFS) gains of £237 million and one-off VAT recovery in Q1 2010 of £170 million, amounted to a net credit of £577 million, an increase of £192 million on 2009.

•	The Group’s credit spreads have fluctuated over the course of the year, but ended the year slightly wider, resulting in an overall annual decrease in the carrying value of own debt.

Non-Core

	Quarter ended			Year ended
	31 December 2010	30 September 2010	31 December 2009	31 December 2010	31 December 2009
	£m	£m	£m	£m	£m

Income statement
Net interest income	419	438	578	1,959	1,534

Net fees and commissions	166	43	129	471	510
(Loss)/income from trading activities	(152)	219	(781)	(31)	(5,161)
Insurance net premium income	181	180	171	702	784
Other operating income
- rental income	218	166	178	752	690
- other (1)	(494)	(158)	(167)	(820)	(658)

Non-interest income	(81)	450	(470)	1,074	(3,835)

Total income	338	888	108	3,033	(2,301)

Direct expenses
- staff	(105)	(172)	(247)	(731)	(851)
- operating lease depreciation	(108)	(126)	(109)	(452)	(402)
- other	(158)	(151)	(188)	(642)	(642)
Indirect expenses	(127)	(130)	(141)	(500)	(552)

	(498)	(579)	(685)	(2,325)	(2,447)

Operating (loss)/profit before other operating charges and impairment losses	(160)	309	(577)	708	(4,748)
Insurance net claims	(245)	(144)	(148)	(737)	(588)
Impairment losses	(1,211)	(1,171)	(1,811)	(5,476)	(9,221)

Operating loss	(1,616)	(1,006)	(2,536)	(5,505)	(14,557)

Analysis of income by business
Banking & portfolios	(91)	131	37	550	(1,338)
International businesses & portfolios	354	330	493	1,922	2,262
Markets	75	427	(422)	561	(3,225)

Total income	338	888	108	3,033	(2,301)

Key metrics
	Quarter ended			Year ended
	31 December 2010	30 September 2010	31 December 2009	31 December 2010	31 December 2009

Performance ratios
Net interest margin	1.10%	1.05%	1.17%	1.16%	0.69%
Cost:income ratio	147%	65%	634%	77%	(106%)
Adjusted cost:income ratio	535%	78%	(1,713%)	101%	(85%)

Note:
(1)	Includes losses on disposals (quarter ended 31 December 2010 - £247 million; quarter ended 30 September 2010 - £253 million; year ended 31 December 2010 - £504 million).

Non-Core (continued)

	31 December 2010	30 September 2010		31 December 2009
	£bn	£bn	Change	£bn	Change

Capital and balance sheet (1)
Total third party assets (excluding derivatives)	137.9	154.2	(11%)	201.0	(31%)
Total third party assets (including derivatives)	153.9	175.2	(12%)	220.9	(30%)
Loans and advances to customers (gross)	108.4	119.5	(9%)	149.5	(27%)
Customer deposits	6.7	7.3	(8%)	12.6	(47%)
Risk elements in lending	23.4	23.9	(2%)	22.9	2%
Risk-weighted assets (2)	153.7	166.9	(8%)	171.3	(10%)

Notes:
(1)	Includes disposal groups.
(2)
Includes RBS Sempra Commodities JV: 31 December 2010 Third party assets (TPAs) £6.7 billion, RWAs £4.3 billion; (30 September 2010 TPAs £8.3 billion, RWAs £5.9 billion; 31 December 2009 TPAs £14.2 billion, RWAs £10.2 billion).

	Quarter ended			Year ended
	31 December 2010	30 September 2010	31 December 2009	31 December 2010	31 December 2009
	£m	£m	£m	£m	£m

(Loss)/income from trading activities
Monoline exposures	(57)	191	(679)	(5)	(2,387)
Credit derivative product companies	(38)	(15)	(101)	(139)	(947)
Asset-backed products (1)	33	160	105	235	(288)
Other credit exotics	21	(2)	16	77	(558)
Equities	11	(15)	(9)	(17)	(47)
Banking book hedges	(70)	(123)	(231)	(82)	(1,613)
Other (2)	(52)	23	118	(100)	679

	(152)	219	(781)	(31)	(5,161)

Impairment losses
Banking & portfolios	154	204	895	1,311	4,215
International businesses & portfolios	1,162	980	902	4,217	4,494
Markets	(105)	(13)	14	(52)	512

Total impairment losses	1,211	1,171	1,811	5,476	9,221

Loan impairment charge as % of gross customer loans and advances (excluding reverse repurchase agreements) (3)
Banking & portfolios	1.0%	1.3%	4.1%	2.2%	4.9%
International businesses & portfolios	8.7%	6.9%	5.3%	7.9%	6.6%
Markets	(30.9%)	(0.5%)	0.4%	0.1%	5.2%

	4.4%	3.9%	4.6%	4.9%	5.7%

Notes:
(1)	Asset-backed products include super senior asset-backed structures and other asset-backed products.
(2)	Includes profits in RBS Sempra Commodities JV of £19 million (quarter ended 30 September 2010 - £78 million; 31 December 2009 - £161 million; year ended 31 December 2009 - £770 million).
(3)	Includes disposal groups.

Non-Core (continued)

	31 December 2010	30 September 2010	31 December 2009
	£bn	£bn	£bn

Gross customer loans and advances
Banking & portfolios	55.6	64.4	82.0
International businesses & portfolios	52.5	54.8	65.6
Markets	0.3	0.3	1.9

	108.4	119.5	149.5

Risk-weighted assets
Banking & portfolios	51.2	54.0	58.2
International businesses & portfolios	37.5	40.6	43.8
Markets	65.0	72.3	69.3

	153.7	166.9	171.3

Non-Core (continued)

Third party assets (excluding derivatives)

Quarter ended 31 December 2010

	30 September 2010	Run-off	Disposals/ restructuring	Drawings/ roll overs	Impairments	FX	31 December 2010
	£bn	£bn	£bn	£bn	£bn	£bn	£bn

Commercial real estate	46.5	(2.3)	(0.8)	0.4	(1.2)	-	42.6
Corporate	66.1	(2.0)	(4.9)	0.4	-	0.2	59.8
SME	3.9	(0.3)	-	0.1	-	-	3.7
Retail	10.3	(0.6)	(0.7)	-	(0.1)	0.1	9.0
Other	2.6	(0.1)	-	-	-	-	2.5
Markets	16.5	0.2	(3.7)	0.3	0.1	0.2	13.6

Total (excluding derivatives)	145.9	(5.1)	(10.1)	1.2	(1.2)	0.5	131.2
Markets – RBS Sempra Commodities JV	8.3	1.4	(3.0)	-	-	-	6.7

Total (1)	154.2	(3.7)	(13.1)	1.2	(1.2)	0.5	137.9

Quarter ended 30 September 2010
	30 June 2010	Run-off	Disposals/ restructuring	Drawings/ roll overs	Impairments	FX	30 September 2010
	£bn	£bn	£bn	£bn	£bn	£bn	£bn

Commercial real estate	44.1	2.9	(0.3)	(0.2)	(1.2)	1.2	46.5
Corporate	70.4	(2.8)	(2.4)	0.6	0.1	0.2	66.1
SME	4.7	(0.8)	-	-	-	-	3.9
Retail	16.8	(6.2)	-	-	(0.1)	(0.2)	10.3
Other	3.0	(0.2)	(0.3)	0.1	-	-	2.6
Markets	22.3	(1.4)	(4.4)	0.4	-	(0.4)	16.5

Total (excluding derivatives) (2)	161.3	(8.5)	(7.4)	0.9	(1.2)	0.8	145.9
Markets – RBS Sempra Commodities JV	12.7	(0.5)	(3.3)	-	-	(0.6)	8.3

Total (1)	174.0	(9.0)	(10.7)	0.9	(1.2)	0.2	154.2

Year ended 31 December 2010

	31 December 2009	Run-off	Disposals/ restructuring	Drawings/ roll overs	Impairments	FX	31 December 2010
	£bn	£bn	£bn	£bn	£bn	£bn	£bn

Commercial real estate	51.3	(6.2)	(1.4)	3.2	(4.6)	0.3	42.6
Corporate	82.6	(12.0)	(13.0)	2.0	(0.2)	0.4	59.8
SME	3.9	(0.2)	-	0.1	(0.1)	-	3.7
Retail	19.9	(7.7)	(2.6)	0.1	(0.6)	(0.1)	9.0
Other	4.7	(2.1)	(0.4)	0.3	-	-	2.5
Markets	24.4	(3.0)	(9.8)	1.3	-	0.7	13.6

Total (excluding derivatives) (2)	186.8	(31.2)	(27.2)	7.0	(5.5)	1.3	131.2
Markets – RBS Sempra Commodities JV	14.2	(1.7)	(6.3)	-	-	0.5	6.7

Total (1)	201.0	(32.9)	(33.5)	7.0	(5.5)	1.8	137.9

Notes:
(1)	£12 billion of disposals have been signed as of 31 December 2010 but are pending closing (30 September 2010 - £9 billion; 31 December 2009 - £3 billion).
(2)
Intra-group transfers during Q3 resulted in a net £2.2 billion reduction in TPAs. As a result of this transfer there was an increase of Commercial real estate assets totalling £5.4 billion, offset by reductions across other sectors, principally Retail.

Non-Core (continued)

	Quarter ended			Year ended
	31 December 2010	30 September 2010	31 December 2009	31 December 2010	31 December 2009
	£m	£m	£m	£m	£m

Loan impairment losses by donating division and sector

UK Retail
Mortgages	1	1	2	5	6
Personal	2	4	5	8	47

Total UK Retail	3	5	7	13	53

UK Corporate
Manufacturing and infrastructure	5	5	41	26	87
Property and construction	103	130	163	437	651
Transport	(20)	26	2	3	10
Banks and financials	51	(8)	-	69	102
Lombard	50	25	13	129	95
Invoice finance	-	(3)	1	(3)	3
Other	50	(2)	120	169	729

Total UK Corporate	239	173	340	830	1,677

Ulster Bank
Mortgages	-	(1)	16	42	42
Commercial investment and development	241	201	256	699	303
Residential investment and development	561	394	(33)	1,690	716
Other	(19)	82	33	251	217
Other EMEA	6	13	20	52	106

Total Ulster Bank	789	689	292	2,734	1,384

US Retail & Commercial
Auto and consumer	37	(2)	27	82	136
Cards	3	2	26	23	130
SBO/home equity	51	57	85	277	452
Residential mortgages	(1)	3	13	4	54
Commercial real estate	31	49	51	185	224
Commercial and other	2	7	8	17	83

Total US Retail & Commercial	123	116	210	588	1,079

Global Banking & Markets
Manufacturing and infrastructure	15	(53)	84	(290)	1,404
Property and construction	176	147	683	1,296	1,413
Transport	24	8	5	33	178
Telecoms, media and technology	(23)	32	2	9	545
Banks and financials	19	5	97	196	620
Other	(163)	52	38	14	567

Total Global Banking & Markets	48	191	909	1,258	4,727

Other
Wealth	-	7	38	51	251
Global Transaction Services	7	(10)	14	-	49
Central items	2	-	1	2	1

Total Other	9	(3)	53	53	301

Total impairment losses	1,211	1,171	1,811	5,476	9,221

Non-Core (continued)

	31 December 2010	30 September 2010	31 December 2009
	£bn	£bn	£bn

Gross loans and advances to customers (excluding reverse repurchase agreements) by donating division and sector

UK Retail
Mortgages	1.6	1.7	1.9
Personal	0.4	0.5	0.7

Total UK Retail	2.0	2.2	2.6

UK Corporate
Manufacturing and infrastructure	0.3	0.3	0.3
Property and construction	11.4	12.1	14.1
Lombard	1.7	1.9	2.9
Invoice finance	-	-	0.4
Other	13.6	14.2	17.2

Total UK Corporate	27.0	28.5	34.9

Ulster Bank
Mortgages	-	-	6.0
Commercial investment and development	5.6	6.7	3.0
Residential investment and development	7.1	6.0	5.6
Other	1.9	2.0	1.1
Other EMEA	0.4	0.8	1.0

Total Ulster Bank	15.0	15.5	16.7

US Retail & Commercial
Auto and consumer	2.6	2.7	3.2
Cards	0.1	0.1	0.5
SBO/home equity	3.2	3.3	3.7
Residential mortgages	0.7	0.8	0.8
Commercial real estate	1.5	1.7	1.9
Commercial and other	0.5	0.6	0.9

Total US Retail & Commercial	8.6	9.2	11.0

Global Banking & Markets
Manufacturing and infrastructure	8.7	10.6	17.5
Property and construction	19.6	22.9	25.7
Transport	5.5	5.6	5.8
Telecoms, media and technology	0.9	1.1	3.2
Banks and financials	12.0	13.8	16.0
Other	9.0	10.5	13.5

Total Global Banking & Markets	55.7	64.5	81.7

Other
Wealth	0.4	0.7	2.6
Global Transaction Services	0.3	0.5	0.8
RBS Insurance	0.2	0.2	0.2
Central items	(1.0)	(2.1)	(3.2)

Total Other	(0.1)	(0.7)	0.4

Gross loans and advances to customers (excluding reverse repurchase agreements)	108.2	119.2	147.3

Non-Core (continued)

Key points

Q4 2010 compared with Q3 2010
•
Non-Core made further good progress in its asset reduction programme, with third party assets (excluding derivatives) declining by £16 billion to £138 billion. Disposals in Q4 2010 represented a £13 billion reduction while portfolio run-off totalled £5 billion. The division has also agreed, but not yet completed, a further £12 billion of disposals. Disposals in Q4 2010 included exits from Chile and Pakistan.

•
Non-Core operating loss was £1,616 million in the fourth quarter, compared with £1,006 million in Q3 2010, primarily impacted by trading results, increased disposal losses, fair value write-downs and higher impairments.

•	Net interest income decreased by £19 million in Q4 2010 reflecting the continued reduction in the balance sheet.

•
In non-interest income, losses from trading activities totalled £152 million, compared with a profit of £219 million in the third quarter. A change in assumptions relating to the expected life of several trades in the structured credit portfolio caused a charge of approximately £160 million to monoline exposures in Q4 2010. Other operating income showed a loss of £276 million in Q4 2010 compared with a profit of £8 million in Q3 2010 and was driven by fair value write-downs on asset portfolios of £390 million. Disposal losses within operating income in Q4 2010 totalled £247 million compared with £253 million in Q3 2010.

•	Expenses declined by £81 million, or 14%, reflecting a number of business disposals and some one-off items. Headcount declined by 3,100 in Q4 principally reflecting country exits.

•	Impairment losses increased by £40 million, despite an increase in recoveries from Q3 2010. The rise was driven by an increase in impairments in the Ulster Bank portfolio.

•	Risk-weighted assets decreased by £13 billion driven by business disposals across the Non-Core division, partly offset by increases from regulatory changes.

Q4 2010 compared with Q4 2009
•	Q4 2010 operating loss of £1,616 million was 36% lower than the loss recorded in Q4 2009.

•	Losses from trading activities declined by £629 million, while underlying asset prices improved, fair value write-downs and disposal losses increased.

•
Impairments were £600 million lower in Q4 2010. This reflected the overall improvement in the economic environment over the year. However, additional impairments taken in Q4 2010 across the Ulster Bank portfolio demonstrate the continuing weakness in certain sectors.

Non-Core (continued)

Key points (continued)

2010 compared with 2009
•
By the end of 2010 third party assets (excluding derivatives) had decreased to £138 billion, £5  billion lower than the end of year target, as a result of a successful disposal strategy, managed portfolio run-off and impairments.

•
2010 operating losses in Non-Core were 62% lower than those recorded in 2009. The improvement in performance was driven by significantly lower trading losses, reduced expenses and a marked decline in impairments.

•
Losses from trading activities declined from £5,161 million for 2009 to £31 million for 2010 as underlying asset prices recovered, offset by continuing weakness in credit spreads. The division has recorded profits on the disposal of many asset-backed securities positions. In addition, a significantly smaller loss of £161 million was recorded on banking book hedges as spreads tightened, compared with £1,728 million in 2009.

•
Staff expenses fell by 14% over the year, largely driven by the impact of business divestments, including a number of country exits and the disposal of substantially all of the Group’s interest in the RBS Sempra Commodities JV.

•
Impairments were £3,745 million lower than 2009. The decline reflects the overall improvement in economic environment, although still high loss rates reflect the difficult conditions experienced in specific sectors, including both UK and Irish commercial property sectors.

•	Wholesale country exits completed during 2010 were Chile, Colombia, Pakistan and Taiwan.

•
Risk-weighted assets decreased by £18 billion (10%), reflecting active management to reduce trading book risk and disposals, partially offset by the impact of regulatory changes (£30 billion) and more conservative weightings applied to large corporate exposures.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 24 February 2011

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

By:	/s/ Jan Cargill

Name: Title:	Jan Cargill Deputy Secretary